Filed Pursuant to Rule 424(b)(3)
Registration No. 333-84698

Prospectus Supplement Dated August 30, 2002
(To Prospectus filed on May 21, 2002)

BROCADE COMMUNICATIONS SYSTEMS, INC.

PROSPECTUS

$550,000,000
(aggregate principal amount)

2% Convertible Subordinated Notes Due 2007 and the
Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above referenced securities.

The table captioned “Selling Securityholders” commencing on page 40 of the Prospectus is hereby amended to reflect the following additions and changes:

Name (1)	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (2)	Percentage of Common Stock Outstanding (3)
MSD TCB, LP.	$25,500,000	4.82%	605,714	*
UBS O’Connor LLC F/B/C UBS Global Equity Arbitrage Master Ltd.	$6,000,000	1.09%	137,143	*
KBC Financial Products (Cayman Islands) Limited.	$29,000,000	5.27%	662,857	*

*	Less than 1%.

(1)
Also includes any sale of the notes and the underlying common stock by pledgees, donees, transferees or other successors in interest that receive such securities by gift, partnership distribution or other non-sale related transfer from the named selling securityholders.

(2)
Assumes conversion of all of the holder’s notes at a conversion price of approximately $43.75 per share of common stock. However, this conversion price is subject to adjustment as described under “Description of Notes—Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(3)
Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 234,214,463 shares of common stock outstanding as of July 27, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.